Exhibit 99.1

Indivior PLC Files 2023 Annual Report on Form 20-F

Richmond, VA, March 7, 2024 - Indivior PLC (LSE/NASDAQ: INDV) filed its Annual Report on Form 20-F for the year ended December 31, 2023 with the U.S. Securities and Exchange Commission ("SEC") on March 6, 2024. The Annual Report on Form 20-F is now available at www.sec.gov and under the "Investors" section of the Company's website (www.indivior.com).

About Indivior
Indivior is a global pharmaceutical company working to help change patients' lives by developing medicines to treat substance use disorders (SUD) and serious mental illnesses. Our vision is that all patients around the world will have access to evidence-based treatment for the chronic conditions and co-occurring disorders of SUD. Indivior is dedicated to transforming SUD from a global human crisis to a recognized and treated chronic disease. Building on its global portfolio of OUD treatments, Indivior has a pipeline of product candidates designed to both expand on its heritage in this category and potentially address other chronic conditions and co-occurring disorders of SUD, including alcohol use disorder and cannabis use disorder. Headquartered in the United States in Richmond, VA, Indivior employs more than 1,000 individuals globally and its portfolio of products is available in 37 countries worldwide. Visit www.indivior.com to learn more. Connect with Indivior on LinkedIn by visiting www.linkedin.com/company/indivior.

Contact:
Jason Thompson
Vice President, Investor Relations
Tel: 804-402-7123 or jason.thompson@indivior.com

Tim Owens
Director, Investor Relations
Tel: 804-263-3978 or timothy.owens@indivior.com

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